October 15, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 17, 2018
           File No. 333-223090

Dear Mr. Yeh:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2018 letter.

Form F-1 Filed September 17, 2018

Prospectus Summary
Overview, page 1

1. Please balance your disclosure regarding the ability of TLC399 to maintain therapeutic drug levels for at least six months with the fact that you have not been able to show similar results beyond three months in your current Phase II trial. George Yeh
FirstName LastNameGeorge Yeh
Taiwan Liposome Company, Ltd.
Comapany NameTaiwan Liposome Company, Ltd.
October 15, 2018
October 15, 2018 Page 2
Page 2
FirstName LastName
Pipeline, page 4

2. We note your response to prior comment 2. The table of your product candidate pipeline on pages 4 and 84 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that TLC590 has completed Phase I trials but your disclosure indicates that you are currently recruiting and dosing patients for a Phase I/II trial, and expect to report data in 2019. Additionally, the table suggests that TLC178 is in the midst of Phase I trials but your disclosure indicates that you filed an IND application in June 2018 and have not initiated clinical trials. Please revise the table to reflect the actual status of TLC590 and TLC178. Risk Factors
The terms of our loan and security agreement, page 15

3. We note that your loan and security agreement with Cathay Bank will be in default if you do not issue $50 million in equity by December 31, 2018 and receive, by October 31,
         2018, either (1) $20 million from the sale or issuance of equity securities of TLCHK or (2)
         at least a $15 million royalty payment from a license in China. Please disclose the current amount outstanding under this agreement here and elsewhere that you discuss the loan.
         Please also tell us if you have any immediate plan to issue equity securities of TLCHK and/or receive a royalty payment pursuant to a license agreement, including the particular license agreement. If not, please tell us how you intend to meet these requirements.
         Please also disclose the existence of this agreement in the summary, including the obligations due October 31, 2018 and December 31, 2018 and the potential default if you do not meet these obligations. Please also tell us whether you will use any proceeds of the offering to repay this loan.
Use of Proceeds, page 58

4. We note that you only list TLC590 and TLC178 in this section. Please revise to indicate the amount of proceeds you will allocate to each of your product candidates and stage of development you expect to achieve for each. We note your disclosure elsewhere that you intend to begin U.S. trials for TLC599 in the first half of 2019 and that you have ongoing
         Phase I and Phase II trials for TLC399. If you do not plan to use any proceeds of this offering for either product candidate, please state this fact.
TLC599 Phase II Data, page 92

5. Efficacy is assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entities. Please remove all references to your product candidates being effective. We note the following examples:

         - "TLC599 also met a series of key secondary endpoints including efficacy..." (p. 81);
         --"data showed statistically significant efficacy..." (p. 94 and 96); George Yeh
FirstName LastNameGeorge Yeh
Taiwan Liposome Company, Ltd.
Comapany NameTaiwan Liposome Company, Ltd.
October 15, 2018
October 15, 2018 Page 3
Page 3
FirstName LastName
         "TLC599 showed rapid onset of pain relief....data from these trials indicated that 12mg
         dose provided the best efficacy" (p. 96);
         - "TLC599 demonstrated a sustained duration of pain relief...." (p.
97); and
         - "TLC599 has potential efficacy through 24 weeks...."

         You can describe the results observed during the study but drawing conclusions related to efficacy is not appropriate.
6. We note your statement on page 97, and the related Figure 11, that TLC599 demonstrated a sustained duration of pain relief twice as long as observed in a separate Phase 3 clinical trial of a currently available long-acting steroid. Given that you have not conducted a head-to-head trial of TLC599 and the referenced steroid, it is not appropriate to make this comparison. Please revise your disclosure accordingly.
Governing Law, Submission to Jurisdiction and Arbitration, page 184

7. Please revise your disclosure in this section to state that the federal securities law violation aspects of such claims brought by a Holder against the Company and/or the Depositary may, at the option of the Holder, remain in state or federal court in New York as referenced in Section 22 of the Form of Deposit Agreement filed as
Exhibit 4.1.
Notes to Consolidated Financial Statements
3. Application of New Standards, Amendments and Interpretations
Adoption and Impact of IFRS 15 Revenue from Contracts with Customers and Amendments, page F-63

8.       Tell us:
           confirm that you had no authorization collaboration and development revenue for
            2017. All revenue for 2017 is described as royalty revenue on page F-38.
           how you determined the amount of NT$5.6 million of revenue recognized in 2018 under IFRS 15 when no revenue would have been recognized under previous accounting policies per page F-96. Ensure the disclosure is adequate so that a reader can understand the impact of adoption of IFRS 15.
           your consideration of disclosing on page F-38 and F-82:
            o the amount of the up-front payment received from Sandoz, the date received, and the period over which you recognize the up-front payment and
            o a description of the milestones stated in the contract, the amount of any milestones that have been received and when milestones were received.
           if revenue from SciClone and SamChumDang is only recognized in 2016 as these two customers are referenced on page F-38 and do not appear on page F-82. If revenue from the SciClone and SamChumDang agreements is recognized in 2017 and/or 2018 tell us your consideration of disclosing the amount of up-front and milestone payments received.
 George Yeh
Taiwan Liposome Company, Ltd.
October 15, 2018
Page 4
Exhibits

9. We note that Section 24 of the Deposit Agreement filed as Exhibit 4.1 includes a waiver of jury trial provision with respect to claims arising out of the Deposit Agreement, any
      ADR, or any transaction contemplated therein. Please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws. To the extent that the provision applies to securities law claims, please include: (i) a risk factor regarding the impact of this provision as to holders and (ii) a statement in the registration statement and the Deposit Agreement that, by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please specifically describe the basis for your belief that this provision is enforceable under federal law and the laws of the
      State of New York.
       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameGeorge Yeh
                                                             Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.
                                                             Office of
Healthcare & Insurance
October 15, 2018 Page 4
cc:       Charlie Kim, Esq.
FirstName LastName